SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

TARRAGON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Senior Convertible Notes Due 2009
(Title of Class of Securities)
876287 AE 3
876287 AC 7
(CUSIP Number of Class of Securities)
William S. Friedman
Chief Executive Officer
1775 Broadway, 23rd Floor
New York, New York 10019
(212) 949-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
James E. O’Bannon Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939	Kathryn Mansfield Executive Vice President, General Counsel and Secretary 3100 Monticello Avenue, Suite 200 Dallas, Texas 75205 (214) 599-2200	Edward B. Winslow Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

Transaction Valuation(*)	Amount of Filing Fee(**)

$60,000,000	$7,062
(*) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the conversion of all outstanding 8.00% senior convertible notes due 2009 existing and outstanding with an aggregate liquidation amount of $60,000,000.

(**) Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,00 of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $7,062 Filing Party: Tarragon Corporation

Form of Registration No.: Schedule TO Date Filed: July 18, 2005

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This tender offer statement on Schedule TO is filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2005, by Tarragon Corporation, a Nevada corporation (the “Company”), and relates to an offer (the “Offer to Convert”) by the Company to pay a cash premium, plus accrued and unpaid interest up to, but excluding, the expiration date of the Offer to Convert, if holders of outstanding 8.00% senior convertible notes due 2009 (the “Convertible Notes”) agree to convert their Convertible Notes into shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), pursuant to the terms of the Convertible Notes and upon the terms and subject to the conditions described in the amended and restated offering circular dated August 9, 2005 (the “Offering Circular”) and the related letter of transmittal (the “Letter of Transmittal”). The terms and conditions of the Offer to Convert are set forth in the Offering Circular and the accompanying Letter of Transmittal, which are exhibits (a)(l)(i) and (a)(1)(ii) hereto.
     The information set forth in the Offering Circular, including the exhibits thereto, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert” and “Questions and Answers About the Offer to Convert” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is Tarragon Corporation. The address of the Company’s principal executive offices is 1775 Broadway, 23rd Floor, New York, New York 10019. The Company’s telephone number is (212) 949-5000.
     (b) Securities.
     The subject class of securities to be exchanged is the Company’s 8.00% senior convertible notes due 2009. As of August 8, 2005, $60 million in aggregate principal amount of 8.00% senior convertible notes due 2009 was outstanding. The information set forth in the Offering Circular in the section entitled “Description of Capital Stock” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offering Circular in the sections entitled “Questions and Answers about the Offer to Convert — What is the Market Value the Convertible Notes?,” “Summary of the Offer to Convert— Market Price and Trading” and “Market for Tarragon Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
     Tarragon Corporation is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference.

     As required by General Instruction C to Schedule TO, the following persons are directors, executive officers or controlling persons of the Company:

Name	Position
Lucy N. Friedman	Beneficial Owner
William S. Friedman	Chief Executive Officer and Director
Robert C. Rohdie	President and Chief Executive Officer of Tarragon Development Corporation and Director
Robert P. Rothenberg	Chief Operating Officer and Director
James M. Cauley, Jr.	President of Tarragon South Development Corp.
Chris Clinton	Senior Vice President — Commercial Asset Management
Ron Leichtner	Vice President
Kathryn Mansfield	Executive Vice President
Todd C. Minor	Executive Vice President
Erin D. Pickens	Executive Vice President and Chief Financial Officer
Charles Rubenstein	Executive Vice President
Todd M. Schefler	Executive Vice President — Development
Saul Spitz	Executive Vice President — Acquisitions
Eileen A. Swenson	President of Tarragon Management, Inc.
William M. Thompson	Executive Vice President — Operations
Willie K. Davis	Director
Richard S. Frary	Director
Lance Liebman	Director
Lawrence G. Schafran	Director
Raymond V.J. Schrag	Director

Carl. B. Weisbrod	Director
     The address of each director, executive officer and controlling person listed above is c/o Tarragon Corporation, Attn: Investor Relations, 1775 Broadway, 23rd Floor, New York, NY 10019, and each such person’s telephone number is (212) 949-5000.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert,” “Questions and Answers About the Offer to Convert,” “Description of Capital Stock,” “The Offer to Convert,” “Comparison of Rights Between the Convertible Notes and Our Common Stock” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases.
     No officer, director or affiliate of the Company owns any Convertible Notes.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The Company issued the Convertible Notes under an indenture (the “Indenture”), dated September 16, 2004, between Tarragon Corporation and U.S. Bank National Association, as Trustee. The description of the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated January 24, 2005 (filed with the SEC on February 3, 2005) and the information set forth in the Offering Circular in the sections entitled “Questions and Answers About the Offer to Convert,” “The Offer to Convert — Background,” “Restricted Common Stock; Registration

Rights” and “Comparison of Rights Between Our Convertible Notes and Our Common Stock” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert — Purpose of the Offer to Convert,” “Questions and Answers About the Offer to Convert” and “The Offer to Convert — Purpose of the Offer to Convert” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert — Use of Proceeds,” “Questions and Answers About the Offer to Convert” and “Use of Proceeds” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert,” “Questions and Answers About the Offer to Convert,” “Risk Factors,” “Market Price of and Dividends on Common Stock,” “The Offer to Convert” and “Description of Capital Stock — Provisions of Our Governing Instruments that Affect the Capital Stock” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offering Circular in the sections entitled “Questions and Answers About the Offer to Convert — Do You Have the Financial Resources to Make Payment?” and “Capitalization” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offering Circular in the sections entitled “Questions and Answers About the Offer to Convert — Do You Have the Financial Resources to Make Payment?” and “Capitalization” is incorporated herein by reference. In addition, no financing plans or arrangements have been made by the Company in order for it to consummate the Offer to Convert.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership
     None.
     (b) Securities Transactions
     None.
Item 9. Persons/ Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations
     None.

Item 10. Financial Statements.
     (a) Financial Information.
     The information for (1) the fiscal years ended December 31, 2004 and 2003 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K, as amended, as filed with the SEC on March 16, 2005, (2) the quarterly period ended March 31, 2005 set forth under “Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2005, (3) the ratio of earnings to fixed charges as set forth in the Offering Circular in the section entitled “Ratio of Earnings to Fixed Charges” and (4) the book value per share as set forth in the Offering Circular in the section entitled “Selected Consolidated Financial Data” is incorporated herein by reference.
     (b) Pro Forma Information.
     The information set forth in the Offering Circular in the section entitled “Selected Consolidated Financial Data — Unaudited Consolidated Pro Forma Financial Data” is incorporated herein by reference.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offering Circular in the sections entitled “Summary of the Offer to Convert — Regulatory Approvals” and “The Offer to Convert — Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     None.
Item 12. Exhibits.
     (a)(1)(i) Amended and Restated Offering Circular, dated August 9, 2005.
     (a)(1)(ii) Letter of Transmittal, dated August 9, 2005.
     (a)(1)(iii) Notice of Guaranteed Delivery, dated August 9, 2005.
     (a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 9, 2005.
     (a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 9, 2005.
     (a)(2) Not applicable.
     (a)(3) Not applicable.
     (a)(4) Note applicable.
     (a)(5)(i) Press Release, dated July 18, 2005, announcing the commencement of the Offer to Convert (incorporated by reference to Exhibit (a)(5) to Schedule TO filed with the SEC on July 18, 2005).
     (a)(5)(ii) Press Release, dated August 9, 2005, announcing the amendment and extension of the Offer to Convert and increase in cash payment.
     (b) Not applicable.

     (d)(1) Indenture, dated September 16, 2004, between Tarragon Corporation and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarterly period ended September 30, 2004).
     (d)(2) Registration Rights Agreement, dated September 16, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(2) to Schedule TO filed with the SEC on July 18, 2005).
     (d)(3) Registration Rights Agreement, dated November 19, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(3) to Schedule TO filed with the SEC on July 18, 2005).
     (g) Not applicable.
     (h) Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TARRAGON CORPORATION
By:	/s/ Erin D. Pickens
Name: Erin D. Pickens
Title: Executive Vice President and Chief Financial Officer
Date: August 9, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)(i)	Amended and Restated Offering Circular, dated August 9, 2005.
(a)(1)(ii)	Letter of Transmittal, dated August 9, 2005.
(a)(1)(iii)	Notice of Guaranteed Delivery, dated August 9, 2005.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated August 9, 2005.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated August 9, 2005.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated July 18, 2005, announcing the commencement of the Offer to Convert (incorporated by reference to Exhibit (a)(5) to Schedule TO filed with the SEC on July 18, 2005).
(a)(5)(ii)	Press Release, dated August 9, 2005, announcing the amendment and extension of the Offer to Convert and increase in cash payment.
(b)	Not applicable.
(d)(1)	Indenture, dated September 16, 2004, between Tarragon Corporation and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarterly period ended September 30, 2004).
(d)(2)	Registration Rights Agreement, dated September 16, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(2) to Schedule TO filed with the SEC on July 18, 2005).
(d)(3)	Registration Rights Agreement, dated November 19, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(3) to Schedule TO filed with the SEC on July 18, 2005).
(g)	Not applicable.
(h)	Not applicable.